NEWS FOR INVESTORS

STET Hellas Telecommunications SA

STET HELLAS ANNOUNCES FURTHER REDUCTIONS ON
FIXED-TO-MOBILE TERMINATION RATES

ATHENS, September 21, 2004 – STET Hellas Telecommunications S.A. (NASDAQ: STHLY; Amsterdam: STHLS) today announced that effective as of October 1, 2004, it will reduce termination charges for all calls originating from a fixed-line network and terminating on its network.

Fixed-to-mobile termination rates will drop 16.7% from € 0.18 per minute to € 0.15 per minute, while the 30 seconds minimum call duration will be maintained. This is the second reduction in fixed-to-mobile termination rates by STET Hellas during 2004, leading to a 25% total reduction year-on-year in fixed-to-mobile termination rates thus bringing them closer to European averages.

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Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@tim.com.gr
www.tim.com.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe and its TIM brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.